

June 17, 2010

Joseph J. Bianco
Chairman and Chief Executive Officer
Florham Consulting Corp.
845 Third Avenue
6th Floor
New York, NY 10022

      Re: Florham Consulting Corp.
              Form 8-K
              Filed January 7, 2010
              Form S-1
              Filed February 11, 2010
              Form 10-K/A
              Filed April 5, 2010
              Amendment No. 3 to Preliminary Information Statement on
              Schedule 14C
              Filed April 21, 2010
              File No. 000-52634

Dear Mr. Bianco:

        This is to advise you that we have conducted only a limited review of your filings. Based on that limited review, we have the following comments.

<u>Preliminary Proxy Statement on Schedule 14C</u>

<u>General</u>

1. Please revise your filings to include audited financial statements of your predecessor, Valley Anesthesia, Inc for the period ended August 20, 2009 and the years ended December 31, 2008 and 2007 or tell us why these financial statements are not required.

2. Please revise your filings to include audited financial statements of Training Direct, LLC for the years ended December 31, 2009, 2008 and 2007 or tell us why financial statement are not required.

Item 6. Selected Financial Data, page 27

3. Please revise your disclosure to include selected financial data for your predecessor, Valley Anesthesia, Inc for the period ended August 20, 2009 and for the years ended December 31, 2008 and 2007.

Item 8. Financial Statements and Supplementary Data

General

4. Given your reverse merger with EII on December 31, 2009, explain to us why your financial statements have not been restated to include only the operations of EII and Valley for all periods presented. Additionally, it appears that inclusion of the operations of Florham Consulting, Inc prior to the reverse merger with EII as discontinued operations is inappropriate.

Form S-1 filed February 11, 2010

Financial Statements

General

5. Please update the financial statement information presented including pro formas in compliance with Article 8 of Regulation S-X.

6. Please revise your filing to include audited financial statements of Training Direct, LLC as of December 31, 2009 or tell us why financial statements are not required.

Florham Consulting Corp, page F-4

General

7. Given your reverse merger with EII on December 31, 2009, explain to us why your financial statements have not been restated to include only the operations of EII and Valley for all periods presented. Additionally, it appears that inclusion of the operations of Florham Consulting, Inc prior to the reverse merger with EII as discontinued operations is inappropriate.

Unaudited Financial Statements of Valley Anesthesia Educational Programs, Inc as of August 31, 2009, page F-70

8. We note you have included unaudited financial statements of your predecessor, Valley Anesthesia Educational Programs as of August 31, 2009. Please revise your filing to include audited financial statements of Valley Anesthesia Educational Programs as of August 20, 2009.

Form 8-K filed January 7, 2010

Exhibit 99.5 Unaudited Financial Statements of Valley Anesthesia Educational Programs, Inc as of August 31, 2009

9. We note you have included unaudited financial statements of your predecessor, Valley Anesthesia Educational Programs as of August 31, 2009. Please revise your filing to include audited financial statements of Valley Anesthesia Educational Programs as of August 20, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202) 551-3629.

Sincerely,

Kevin Woody
Accounting Branch Chief